Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $25.0 Million for the Three Months Ended December 31, 2023 and Net Income of $38.6 Million for the Year Ended December 31, 2023

Limassol, Cyprus, February 8, 2024 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and year ended December 31, 2023.

Earnings Highlights of the Fourth Quarter Ended December 31, 2023:

◾
Total vessel revenues from continuing operations: $26.4 million for the three months ended December 31, 2023, as compared to $31.3 million for the three months ended December 31, 2022, or a 15.7% decrease;

◾
Net income from continuing operations of $25.0 million for the three months ended December 31, 2023, as compared to net income from continuing operations of $7.8 million for the three months ended December 31, 2022, or a 220.5% increase;

◾	Net income of $25.0 million for the three months ended December 31, 2023, as compared to net income of $33.7 million for the three months ended December 31, 2022, or a 25.8% decrease;

◾	Earnings (basic) per common share from continuing operations: $0.25 per share for the three months ended December 31, 2023, as compared to $0.08 per share for the three months ended December 31, 2022;

◾	EBITDA from continuing operations(1): $31.4 million for the three months ended December 31, 2023, as compared to $15.0 million for the three months ended December 31, 2022;

◾	Adjusted EBITDA from continuing operations(1): $12.8 million for the three months ended December 31, 2023, as compared to $15.0 million for the three months ended December 31, 2022;

◾	Cash and restricted cash from continuing operations of $120.9 million as of December 31, 2023, as compared to $109.9 million as of December 31, 2022.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Highlights of the Year Ended December 31, 2023:

◾	Total vessel revenues from continuing operations: $97.5 million for the year ended December 31, 2023, as compared to $150.2 million for the year ended December 31, 2022, or a 35.1% decrease;

◾
Net income from continuing operations of $21.3 million for the year ended December 31, 2023, as compared to net income from continuing operations of $66.5 million for the year ended December 31, 2022, or a 67.9% decrease;

◾	Net income of $38.6 million for the year ended December 31, 2023, as compared to $118.6 million for the year ended December 31, 2022, or a 67.5% decrease;

◾	Earnings (basic) per common share from continuing operations: $0.21 per share for the year ended December 31, 2023, as compared to $0.70 per share for the year ended December 31, 2022;

◾	EBITDA from continuing operations(1): $51.6 million for the year ended December 31, 2023, as compared to $91.8 million for the year ended December 31, 2022;

◾	Adjusted EBITDA from continuing operations(1): $46.5 million for the year ended December 31, 2023, as compared to $91.8 million for the year ended December 31, 2022;

◾	The spin-off (the “Spin-Off”) of our Aframax/LR2 and Handysize tanker segments to a new Nasdaq listed company, Toro Corp. (“Toro”), was completed on March 7, 2023; and

◾	Following the Spin-Off, the results of the tanker business are reported as discontinued operations for all periods presented.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary Fourth Quarter 2023:

Mr. Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor commented:

“In 2023 we once more generated positive operating cash flows despite a weaker dry cargo market compared to 2022. In the fourth quarter of 2023 we continued with the disposition of certain of our older dry cargo vessels in order to improve the profile of our fleet.

We enjoy a strong balance sheet and we remain committed to our growth trajectory by seeking further opportunities in the shipping space, including opportunities to modernize our fleet.”

Earnings Commentary:

Fourth Quarter ended December 31, 2023, and 2022 Results

Total vessel revenues from continuing operations for the three months ended December 31, 2023, decreased to $26.4 million from $31.3 million in the same period of 2022. This variation was mainly driven by the decrease (i) in the prevailing charter rates of dry bulk vessels and (ii) in our Available Days (defined below) from 1,824 days in the three months ended December 31, 2022, to 1,740 days in the three months ended December 31, 2023, following the sale of three dry bulk vessels during the three months ended December 31, 2023.

The decrease in voyage expenses from continuing operations to $1.1 million in the three months ended December 31, 2023, from $1.6 million in the same period of 2022, is mainly associated with a decrease in bunkers consumption.

The decrease in vessel operating expenses from continuing operations by $0.2 million, to $10.1 million in the three months ended December 31, 2023, from $10.3 million in the same period of 2022, mainly reflects the decrease in the Ownership Days of our fleet to 1,740 days in the three-months ended December 31, 2023, from 1,911 days in the same period in 2022.

Management fees from continuing operations in the three months ended December 31, 2023, amounted to $1.7 million, whereas in the same period of 2022, management fees totaled $1.8 million. This decrease in management fees is mainly due to the decrease in our Ownership Days for which our managers charge us a daily management fee, partly offset by the management fee adjustment for inflation under our Amended and Restated Master Management Agreement, with effect from July 1, 2023.

The decrease in vessels’ depreciation and amortization costs by $0.2 million, to $4.9 million in the three months ended December 31, 2023, from $5.1 million in the same period of 2022, mainly reflect the decrease in our Ownership Days following the sale of the three dry bulk vessels during the three months ended December 31, 2023.

General and administrative expenses from continuing operations in the three months ended December 31, 2023, amounted to $1.3 million, whereas, in the same period of 2022 general and administrative expenses totaled $2.6 million. This decrease mainly stemmed from higher corporate fees incurred during the three-month period ended December 31, 2022, which were primarily related to the Spin-Off.

Net gain on sale of vessels from continuing operations in the three months ended December 31, 2023, amounted to $0.1 million following the sales of: (i) M/V Magic Sun on November 14, 2023, (ii) M/V Magic Phoenix on November 27, 2023 and (iii) M/V Magic Argo on December 14, 2023.

During the three months ended December 31, 2023, we incurred net interest costs and finance costs from continuing operations amounting to $1.4 million compared to $1.8 million during the same period in 2022. The decrease is due to the drop in our weighted average indebtedness as well as an increase in interest income we earned from our deposits due to the increased interest rates, offset by a higher weighted average interest rate, as a result of the increase in the variable benchmark rates during the three months ended December 31, 2023, as compared with the same period of 2022.

Other income, net from continuing operations in the three months ended December 31, 2023, amounted to $19.1 million, which includes (i) the unrealized gain of $18.6 million from revaluing our investments in listed equity securities at the period end market rates, (ii) dividend income on equity securities of $0.1 million and (iii) dividend income of $0.4 million from our investment in 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (“Series A Preferred Shares”). During the three months period ended December 31, 2022, we did not hold any investment in equity securities.

Recent Financial Developments Commentary:

At-the-market (“ATM”) Common Shares offering program

On May 23, 2023, we entered into an equity distribution agreement, for an at-the-market offering of our common shares, par value $0.001 per share (the “Common Shares”), with Maxim Group LLC acting as a sales agent, under which we may sell an aggregate offering price of up to $30.0 million (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of December 31, 2023, we had received gross proceeds of $0.9 million under the ATM Program by issuing 2,013,788 Common Shares. There were no sales under the ATM Program during the fourth quarter 2023. The net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million in 2023. As of February 8, 2024, we had 96,623,876 Common Shares issued and outstanding.

Issuance of Series D Preferred Shares

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. Dividends are payable quarterly and the dividend rate of the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum dividend rate of 20% per annum in respect of any quarterly dividend period.  On October 16, 2023, we paid Toro a dividend on the Series D Preferred Shares, amounting to $0.5 million. On January 16, 2024, we paid Toro a dividend on the Series D Preferred Shares, amounting to $0.6 million.

The Series D Preferred Shares are convertible, in whole or in part, at Toro’s option to Common Shares from the first anniversary of the issue date of the Series D Preferred Shares at the lower of (i) $0.70 per Common Shares and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the Common Shares. The minimum conversion price is $0.30 per Common Share.

Warrant Repurchases

On October 6, 2023, we repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 warrants issued on April 7, 2021 (the “April 7 Warrants”) and 67,864 warrants issued on July 15, 2020 (the “Private Placement Warrants”) for $0.105 per repurchased warrant, or an aggregate purchase price of $0.9 million. We agreed that if at any time prior to January 31, 2024, we repurchase additional April 7 Warrants at a higher price, we will pay the selling warrantholders the difference between the higher repurchase price and $0.105 with respect to the applicable repurchased warrants. Following the repurchase, (i) 10,330,770 April 7 Warrants with an exercise price of $5.53, (ii) no Private Placement Warrants and (iii) 62,344 Class A warrants issued on June 26, 2020 with an exercise price of $2.53, remain outstanding, each exercisable for one of our common shares.

Liquidity/ Financing/Cash flow update

Our consolidated cash position (including our restricted cash) from continuing operations as of December 31, 2023, increased by $11.0 million to $120.9 million, as compared to our cash position on December 31, 2022, which amounted to $109.9 million. The increase was mainly the result of: (i) $22.2 million of net operating cash flows received during the year ended December 31, 2023, (ii) $72.0 million of net cash outflow from the net purchase of equity securities (iii) $63.6 million inflow of net proceeds from the sales of the M/V Magic Rainbow, M/V Magic Twilight, M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo to unaffiliated third-party buyers, offset by $0.6 million used for other capital expenditures relating to our fleet, (iv) $49.9 million of net proceeds following the issuance of Series D Preferred Shares to Toro, offset by $0.5 million of dividends paid on the Series D Preferred Shares, (v) $53.9 million for scheduled principal repayments and early prepayments due to sale of vessels, on our debt, (vi) a $2.7 million cash reimbursement from Toro related to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off, (vii) $0.9 million of cash outflows for the repurchase of warrants and (viii) $0.6 million of net proceeds under the ATM Program.

As of December 31, 2023, our total debt from continuing operations, gross of unamortized deferred loan fees, was $86.6 million, of which $20.5 million is repayable within one year, as compared to $140.5 million of gross total debt as of December 31, 2022, a decline mainly due to prepayments in connection with vessel dispositions.

Recent Business Developments Commentary:

On October 6, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun, a 2001-built Panamax, at a price of $6.55 million. The vessel was delivered to its new owners on November 14, 2023. The Company recognized during the fourth quarter of 2023 a net gain on the sale of the M/V Magic Sun of approximately $0.7 million.

On October 16, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix, a 2008-built Panamax, at a price of $14.0 million. The vessel was delivered to its new owners on November 27, 2023. The Company recognized during the fourth quarter of 2023 a net loss on the sale of the M/V Magic Phoenix of approximately $3.3 million.

On September 22, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo, a 2009-built Kamsarmax, at price of $15.75 million. The vessel was delivered to its new owners on December 14, 2023. The Company recognized during the fourth quarter of 2023 a net gain on the sale of the M/V Magic Argo of approximately $2.6 million.

On November 10, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon, a 2005-built Panamax, at a price of $11.8 million. The vessel was delivered to its new owners on January 16, 2024. We expect to recognize during the first quarter of 2024 a net gain on the sale of the M/V Magic Moon of approximately $3.0 million, excluding any transaction related costs.

On December 7, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion, a 2006-built Capesize, at a price of $17.4 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. We expect to recognize during the first quarter of 2024 a net gain on the sale of the M/V Magic Orion of approximately $2.0 million, excluding any transaction related costs.

On December 21, 2023, we entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax, at a price of $17.5 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. We expect to recognize during the first quarter of 2024 a net gain of approximately $3.5 million, excluding any transaction-related costs.

On January 19, 2024, we entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon, a 2010-built Panamax, at a price of $15.8 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. We expect to recognize during the first quarter of 2024 a net gain of approximately $4.6 million, excluding any transaction-related costs.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova, a 2010-built Panamax, at a price of $16.1 million. The vessel is expected to be delivered to its new owners during the first quarter of 2024. We expect to recognize during the first quarter of 2024 a net gain of approximately $4.4 million, excluding any transaction-related costs.

Recent Other Developments Commentary:

Nasdaq Capital Market Minimum Bid Price Notice

On April 20, 2023, the Company received a notification from the Nasdaq that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was provided with 180 calendar days to regain compliance with the Nasdaq Capital Market minimum bid price requirement. On October 19, 2023, we announced that we received a notification letter on October 18, 2023 from Nasdaq granting us an additional 180-day extension to April 15, 2024 (the “Second Compliance Period”) to regain compliance with Nasdaq’s $1.00 per share minimum bid price requirement (the “Minimum Bid Price Requirement”) for continued listing of our Common Shares on the Nasdaq Capital Market. We can cure this deficiency if the closing bid price of our Common Shares is $1.00 per share or higher for at least ten consecutive business days during the Second Compliance Period. We intend to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and are considering all available options, including a reverse stock split, for which we have received shareholder approval. During the Second Compliance Period, our Common Shares will continue to be listed and trade on the Nasdaq Capital Market and our business operations are not affected by receipt of the notification. If we do not regain compliance within the Second Compliance Period, our Common Shares will be subject to delisting by Nasdaq.

Fleet Employment Status (as of February 7, 2024) During the three months ended December 31, 2023, we operated on average 18.9 vessels earning a Daily TCE Rate(2) of $14,530 as compared to an average of 20.8 vessels earning a Daily TCE Rate(2) of $16,295 during the same period in 2022.

Our employment profile as of February 7, 2024 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion (3)	Capesize	180,200	2006	Japan	TC period	101% of BCI5TC (2)	Jan-24(2)	Apr-24
Magic Venus (3)	Kamsarmax	83,416	2010	Japan	TC period	$11,300 per day (4)	Apr-24	Jul-24
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$11,500 per day(5)	Sep-24	-(13)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$13,850 per day(6)	Sep-24	-(13)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$10,725 per day(7)	Jun-24	-(14)
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC trip	$14,000 per day	Apr-24	May-24
Magic Nova (3)	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC(8)	Apr-24	-(14)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$12,648 per day(9)	May-24	-(14)
Magic Horizon (3)	Panamax	76,619	2010	Japan	TC period	103% of BPI4TC	Mar-24	-(15)
Magic P	Panamax	76,453	2004	Japan	TC period	$11,904 per day(10)	May-24	-(14)
Magic Vela	Panamax	75,003	2011	China	TC period	95% of BPI4TC	May-24	Aug-24
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% of BPI4TC	Mar-24	Jun-24
Magic Pluto	Panamax	74,940	2013	Japan	TC period	$14,050 per day (11)	Sep-24	-(13)
Magic Callisto	Panamax	74,930	2012	Japan	TC period	$12,524 per day (12)	Apr-24	Jul-24

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$16,000	May-24	Jun-24
Gabriela A	Containership	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics. Based on the terms of charter, the estimated earliest redelivery date for the M/V Magic Orion was January 2024.

(3)
We agreed to sell the M/V Magic Orion, M/V Magic Venus, M/V Magic Nova and M/V Magic Horizon on December 7, 2023, December 21, 2023, January 19, 2024, and January 19, 2024, respectively. The vessels are still employed under their existing charter parties and are each expected to be delivered to their new owners during the first quarter of 2024.

(4)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC (16). In accordance with the prevailing charter party, on November 13, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $11,300 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on November 17, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $11,500 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 19, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $16,200 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC. In accordance with the prevailing charter party, on November 29, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $13,850 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 17, 2024, we converted the index-linked rate to fixed from April 1, 2024, until June 30, 2024, at a rate of $16,300 per day. Thereafter, the rate will be converted back to index-linked.

(7)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC. In accordance with the prevailing charter party, on November 10, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $10,725 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 12, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $14,600 per day. Thereafter, the rate will be converted back to index-linked.

(8)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(9)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $12,648 per day. Upon completion of this period, in accordance with the prevailing charter party, on January 16, 2024, we converted the index-linked rate to fixed from April 1, 2024 until June 30, 2024 at a rate of $14,750 per day. Thereafter, the rate will be converted back to index-linked.

(10)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $11,904 per day. In accordance with the prevailing charter party, on February 6, 2024, we converted the index-linked rate to fixed from April 1, 2024, until September 30, 2024, at a rate of $15,150 per day. Upon completion of these periods, the rate will be converted back to index‑linked rate.

(11)
The vessel’s daily gross charter rate is equal to 100% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $14,050 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(12)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on November 30, 2023, we converted the index-linked rate to fixed from January 1, 2024 until March 31, 2024 at a rate of $12,524 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(13)
The earliest redelivery under the prevailing charter party is 9 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(14)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(15)
The earliest redelivery under the prevailing charter party is 8 months after delivery. Thereafter, both we and the charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(16)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships fleets (continuing operations) for each of the three months and year ended December 31, 2023, and 2022, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)
Total vessel revenues	$26,363,527	$31,296,037	$97,515,511	$150,216,130
Operating income	$7,442,258	$9,846,891	$22,007,914	$73,093,725
Net income, net of taxes	$25,013,724	$7,843,890	$21,303,156	$66,540,925
EBITDA (1)	$31,375,113	$14,972,000	$51,607,538	$91,790,822
Adjusted EBITDA(1)	$12,770,758	$14,972,000	$46,473,525	$91,790,822
Earnings (basic) per common share	$0.25	$0.08	$0.21	$0.70
Earnings (diluted) per common share	$0.11	$0.08	$0.10	$0.70

(1)        EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership fleets (continuing operations) for each of the three months and year ended December 31, 2023, and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days(1)(7)	1,740	1,911	7,507	7,367
Available Days(2)(7)	1,740	1,824	7,483	7,175
Operating Days(3)(7)	1,716	1,821	7,433	7,125
Daily TCE Rate(4)	$14,530	$16,295	$12,356	$20,417
Fleet Utilization(5)	99%	100%	99%	99%
Daily vessel operating expenses(6)	$5,802	$5,394	$5,583	$5,601

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
REVENUES
Total vessel revenues	$26,363,527	$31,296,037	$97,515,511	$150,216,130
EXPENSES
Voyage expenses (including commissions to related party)	(1,081,795)	(1,573,556)	(5,052,228)	(3,721,277)
Vessel operating expenses	(10,095,623)	(10,308,607)	(41,913,628)	(41,259,554)
Management fees - related parties	(1,718,598)	(1,783,400)	(7,167,397)	(6,562,400)
Depreciation and amortization	(4,851,439)	(5,143,370)	(22,076,831)	(18,535,237)
General and administrative expenses (including related party fees)	(1,279,218)	(2,640,213)	(5,681,371)	(7,043,937)
Net gain on sale of vessels	105,404	—	6,383,858	—
Operating income	$7,442,258	$9,846,891	$22,007,914	$73,093,725
Interest and finance costs, net (1)	(1,431,062)	(1,848,545)	(8,049,757)	(6,325,991)
Other income / (expenses), net	19,081,416	(18,261)	7,522,793	161,860
Income taxes	(78,888)	(136,195)	(177,794)	(388,669)
Net income and comprehensive income from continuing operations, net of taxes	$25,013,724	$7,843,890	$21,303,156	$66,540,925
Net income and comprehensive income from discontinued operations, net of taxes	$—	25,837,658	$17,339,332	$52,019,765
Net income and comprehensive income	$25,013,724	33,681,548	$38,642,488	$118,560,690
Dividend on Series D Preferred Shares	(638,889)	—	(1,020,833)	—
Deemed dividend on Series D Preferred Shares	(123,273)	—	(196,296)	—
Deemed dividend on warrants repurchase	(444,885)	—	(444,885)	—
Net income attributable to common shareholders	$23,806,677	33,681,548	$36,980,474	118,560,690
Earnings per common share, basic, continuing operations	$0.25	$0.08	$0.21	$0.70
Earnings per common share, diluted, continuing operations	$0.11	$0.08	$0.10	$0.70
Earnings per common share, basic, discontinued operations	$—	$0.27	$0.18	$0.55
Earnings per common share, diluted, discontinued operations	$—	$0.27	$0.08	$0.55
Earnings per common share, basic, Total	$0.25	$0.36	$0.39	$1.25
Earnings per common share, diluted, Total	$0.11	$0.36	$0.17	$1.25
Weighted average number of common shares outstanding, basic	96,623,876	94,610,088	95,710,781	94,610,088
Weighted average number of common shares outstanding, diluted	226,956,120	94,610,088	219,530,247	94,610,088

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,383,645	$100,593,557
Restricted cash	2,327,502	1,684,269
Due from related parties	5,650,168	2,664,976
Assets held for sale	38,656,048	—
Other current assets	84,259,511	6,762,778
Current assets of discontinued operations	—	54,763,308
Total current assets	242,276,874	166,468,888

NON-CURRENT ASSETS:
Vessels, net	229,536,996	343,408,466
Restricted cash	7,190,000	7,550,000
Due from related parties	4,504,340	3,514,098
Investment in related party	117,537,135	—
Other non-currents assets	3,996,634	9,491,322
Non-Current assets of discontinued operations	—	102,715,796
Total non-current assets	362,765,105	466,679,682
Total assets	605,041,979	633,148,570

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	17,679,295	29,170,815
Debt related to assets held for sale, net	2,406,648	—
Due to related parties, current	541,666	227,622
Other current liabilities	7,974,787	15,671,903
Current liabilities of discontinued operations	—	6,519,051
Total current liabilities	28,602,396	51,589,391
NON-CURRENT LIABILITIES:
Long-term debt, net	65,709,842	109,600,947
Non-Current liabilities of discontinued operations	—	10,463,172
Total non-current liabilities	65,709,842	120,064,119
Total liabilities	94,312,238	171,653,510

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 0 and 50,000 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2022 and December 31, 2023, respectively	49,549,489	—
Total mezzanine equity	49,549,489	—

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 96,623,876 issued and outstanding as of December 31, 2022, and December 31, 2023, respectively	96,624	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as of December 31, 2023, and December 31, 2022	12	12
Additional paid-in capital	266,360,857	303,658,153
Retained Earnings	194,722,759	157,742,285
Total shareholders’ equity	461,180,252	461,495,060
Total liabilities, mezzanine equity and shareholders’ equity	$605,041,979	$633,148,570

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2023	2022
Cash Flows provided by Operating Activities of continuing operations:
Net income	$38,642,488	$118,560,690
Less: Net income from discontinued operations, net of taxes	17,339,332	52,019,765
Net income from continuing operations, net of taxes	21,303,156	66,540,925
Adjustments to reconcile net income from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	22,076,831	18,535,237
Amortization of deferred finance charges	888,523	730,513
Amortization of fair value of acquired time charters	2,242,333	409,538
Net gain on sale of vessels	(6,383,858)	—
Realized gain on sale of equity securities	(2,636)	(27,450)
Unrealized gains on equity securities	(5,134,013)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(208,487)	1,415,828
Inventories	539,742	(640,665)
Due from/to related parties	(4,518,056)	7,573,712
Prepaid expenses and other assets	(86,333)	247,377
Other deferred charges	51,138	114,761
Accounts payable	(3,260,521)	3,344,840
Accrued liabilities	(1,894,102)	1,407,618
Deferred revenue	(1,034,987)	(796,014)
Dry-dock costs paid	(2,395,365)	(3,180,671)
Net Cash provided by Operating Activities from continuing operations	22,183,365	95,675,549

Cash flow used in Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(623,283)	(75,553,224)
Purchase of equity securities	(72,211,450)	(60,750)
Proceeds from sale of equity securities	258,999	88,200
Net proceeds from sale of vessels	63,607,430	—
Net cash used in Investing Activities from continuing operations	(8,968,304)	(75,525,774)

Cash flows (used in) / provided by Financing Activities of continuing operations:
Gross proceeds from issuance of common shares	881,827	—
Common shares issuance expenses	(260,936)	(65,797)
Repurchase of warrants	(941,626)	—
Proceeds from Series D Preferred Shares, net of costs	49,853,193	—
Dividends paid on Series D Preferred Shares	(479,167)	—
Proceeds from long-term debt	—	77,500,000
Repayment of long-term debt	(53,864,500)	(24,493,000)
Payment of deferred financing costs	(25,178)	(986,209)
Proceeds received from Toro related to Spin-Off	2,694,647	—
Net cash (used in) / provided by Financing Activities from continuing operations	(2,141,740)	51,954,994

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	20,409,041	28,077,502
Net cash (used in) / provided by Investing Activities from discontinued operations	(153,861)	11,788,681
Net cash used in Financing Activities from discontinued operations	(62,734,774)	(3,050,000)
Net cash (used in) / provided by discontinued operations	(42,479,594)	36,816,183

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(31,406,273)	108,920,952
Cash, cash equivalents and restricted cash at the beginning of the period	152,307,420	43,386,468
Cash, cash equivalents and restricted cash at the end of the period	$120,901,147	$152,307,420

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$26,363,527	$31,296,037	$97,515,511	$150,216,130
Voyage expenses - including commissions to related party	(1,081,795)	(1,573,556)	(5,052,228)	(3,721,277)
TCE revenues	$25,281,732	$29,722,481	$92,463,283	$146,494,853
Available Days	1,740	1,824	7,483	7,175
Daily TCE Rate	$14,530	$16,295	$12,356	$20,417

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/ loss on securities for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2023	2022	2023	2022
Net Income from continuing operations, net of taxes	$25,013,724	$7,843,890	$21,303,156	$66,540,925
Depreciation and amortization	4,851,439	5,143,370	22,076,831	18,535,237
Interest and finance costs, net (1)	1,431,062	1,848,545	8,049,757	6,325,991
US source income taxes	78,888	136,195	177,794	388,669
EBITDA	$31,375,113	$14,972,000	$51,607,538	$91,790,822
Unrealized gain on equity securities	(18,604,355)	-	(5,134,013)	-
Adjusted EBITDA	$12,770,758	$14,972,000	$46,473,525	$91,790,822

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels by us discussed herein), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the spin-off of our tanker business, our business strategy, shipping markets conditions and trends, changes in the size and composition of our fleet, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation (including as a result of the maritime incidents in and around the Red Sea), changes in governmental rules and regulations or actions taken by regulatory authorities, accidents and the impact of adverse weather and natural disasters. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com